24000384

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67371

SEC Mail Processing

FEB 28 2024

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Union Square Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Embarcadero Center, Suite 950
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Harriet Britt	415-501-8090	harriet.britt@usadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

999 Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harriet Britt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Union Square Advisors LLC, as of Feb 26, 2024, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Compliance Officer

See attached Jurat
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of Contra Costa)

Subscribed and sworn to (or ~~affirmed~~) before me on this 26th day

of February, 2024, by Harriet Britt

______________________________,

proved to me on the basis of satisfactory evidence to be the person(s)/ who appeared before me.

RESHMINI DEALMEIDA
COMM. #2382405
Notary Public - California
Contra Costa County
My Comm. Expires Nov. 10, 2025
NRO1

Signature [signature]

(Seal)

Optional Information

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

This certificate is attached to a document titled/for the purpose of

Annual Reports Form X-17A-5 Part III

containing 2 pages, and dated ~~No D~~ (R) 2/26/2024

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ____ Entry # ____

Notary contact: ____

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ____

TABLE OF CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member of
Union Square Advisors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Union Square Advisors LLC (the "Company") as of December 31, 2023, the related statements of operations, statement of member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 26, 2024

We have served as the Company's auditor since 2023.

Union Square Advisors LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	3,945,236
Accounts receivable		232,060
Other receivables		63,087
Related party receivables		1,628,503
Prepaid expenses		511,703
Restricted cash		179,646
Property and equipment, net		55,908
Right-of-use assets		1,244,972
Total assets	$	7,861,115

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	676,160
Lease liabilities		1,301,672
Total liabilities		1,977,832
Member's equity		5,883,283
Total liabilities and member's equity	$	7,861,115

See Notes to Financial Statements

Union Square Advisors LLC
Statement of Operations and Member's Equity
For the Year Ended December 31, 2023

STATEMENT OF OPERATIONS

Revenues		
Transaction and advisory fees	$	10,092,292
Engagement fees		875,000
Other income, net		46,894
Total revenues		11,014,186
Expenses		
Compensation and benefits		9,071,846
Occupancy and related		959,908
Research service fees		1,180,743
Licensing, permits, and taxes		135,045
Travel and entertainment		414,529
Professional fees		698,540
Advertising and promotion		219,224
Depreciation and amortization		34,829
Provision for credit loss		32,333
Other operating expenses		483,287
Total expenses		13,230,284
Net Loss	$	(2,216,098)

STATEMENT OF MEMBER'S EQUITY

Member's equity, December 31, 2022	$	7,562,752
Net loss		(2,216,098)
Member contributions		3,259,567
Member distributions		(2,722,938)
Member's equity, December 31, 2023	$	5,883,283

See Notes to Financial Statements

Union Square Advisors LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash Flows from Operating Activities	
Net loss	$ (2,216,098)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	34,829
Changes in operating assets and liabilities:	
Accounts receivable	1,195,077
Other receivables	(14,429)
Related party receivables	(765,675)
Prepaid expenses	157,365
Amortization of right-of-use asset	(17,721)
Accounts payable and accrued expenses	(444,810)
Net cash used by operating activities	(2,071,462)
Cash Flows from Financing Activity	
Contributions from member	3,259,567
Net cash provided by financing activity	3,259,567
Net Increase in cash, cash equivalents, and restricted cash	1,188,105
Cash, cash equivalents, and restricted cash, December 31, 2022	2,936,777
Cash, cash equivalents, and restricted cash, December 31, 2023	$ 4,124,882

Supplemental Cash Flow Disclosures:	
Transfer of non-marketable securities to member	$ 2,722,938
Right-of-use asset and lease liability recorded upon lease modification	$ 714,443

1. Nature of Business

Union Square Advisors LLC (the "Company") was formed as a Delaware limited liability company on June 15, 2006, originally as Seacliff Group, LLC and subsequently changed its name to Union Square Advisors LLC. The Company is approved by FINRA as a broker-dealer in California, where it is headquartered, and New York, where it maintains an office. The Company is also approved as a broker-dealer in a number of states and jurisdictions dependent upon the location of its regulated activities.

The Company provides customized strategic mergers and acquisitions, capital structure advisory and private placement advice to technology growth companies.

2. Significant Accounting Policies

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and income are recognized when incurred.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such deposits may be in excess of federally insured limits.

Restricted Cash:

Restricted cash represents certificates of deposit held for the Company's letters of credit on its New York and San Francisco lease agreements.

2. Significant Accounting Policies (continued)

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture, fixtures, equipment, computer hardware, and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years.

Amortization of leasehold improvements is computed using the straight-line method over the term of the lease.

Income Taxes:

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the $800 minimum California state franchise tax, New York state unincorporated business tax, and the LLC gross receipts fees are reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2023, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Advertising and Promotional Costs:

The Company expenses advertising costs as incurred.

Concentration of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, and accounts receivable. The Company maintains its cash and cash equivalents and restricted cash with two domestic financial institutions. At December 31, 2023, the Company's balances exceeded the Federal Deposit Insurance Corporation's insurable limit of $250,000. The Company has an Insured Cash Sweep agreement in place with the financial institution. To date, the Company has not experienced any losses on its cash and cash equivalents.

2. Significant Accounting Policies (continued)

Accounts Receivable:

Accounts receivable are contract assets consisting of client transaction and advisory fees, engagement fees and client reimbursables. Client reimbursables consist of out-of-pocket client expenses. The Company uses the allowance method to account for uncollectible accounts. Based on historical write-offs, overall economic conditions, and an evaluation of the current aging status of its receivables, the Company has established no allowance for credit losses is needed to cover anticipated credit losses on outstanding client receivables. Accounts are monitored by management on an ongoing basis and are written off by the Company when it has been determined that all available collection avenues have been exhausted. Bad debt recoveries are included in income as realized. As of December 31, 2022, the Company had $1,350,000 due from customers. As of December 31, 2023, the Company has $112,500 due from customers.

Related Parties:

The Company has several receivables from related parties that are under common ownership, reflecting expenses the Company has paid on behalf of the related parties. As of December 31, 2022, the Company had $862,828 due from related parties. As of December 31, 2023, the Company has $1,628,503 due from related parties. Amounts due from and due to related parties do not have formal payment terms and do not bear interest.

Revenue Recognition:

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price").

In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

2. Significant Accounting Policies (continued)

Revenue Recognition (continued):

Transaction and advisory fees, including commissions related to private placements of securities, can be both fixed and variable and are generally recognized at the point in time that performance under the arrangement is completed, or the closing date of the transaction. Engagement fees are typically fixed and recorded at the point in time that the fee is billed as that is when the performance obligations have been satisfied.

Major Customers:

Major customers are defined as those customers providing 10% or more of revenue. For the year ended December 31, 2023, three customers accounted for approximately 77% of total revenue.

Risks and Uncertainties:

The Company is subject to a number of risks associated with companies at a similar stage, including dependence on key individuals, competition from larger companies, volatility of the industry, ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company and general economic conditions.

Leases:

The Company accounts for its leases in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 842 Leases. The Company is a lessee in two noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease.

2. Significant Accounting Policies (continued)

Leases (continued)

Lease Liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, are measured using the index or rate at the commencement date. Lease payments are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

ROU assets. A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability, plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term. Each right to use an underlying asset conveyed by a lease arrangement should generally be considered a separate lease component if it both: (i) can benefit the Company without depending on other resources not readily available to the Company and (ii) does not significantly affect and is not significantly affected by other rights of use conveyed by the lease. The Company has elected, for all of its leases, to not separate lease and non-lease components. Each lease component is accounted for separately from other lease components, but together with the associated non-lease components.

3. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined. The ratio of the aggregated indebtedness (as defined) to net capital shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2023, the Company has net capital of $3,187,930, which was $3,139,073 in excess of its required net capital of $48,857. Assets totaling $2,670,907 were excluded from the calculation of the Company's net capital as they were classified as non-allowable assets. The Company's ratio of aggregate indebtedness to net capital is 0.2299 to 1 as of December 31, 2023.

4. Exemption from Rule 15c3-3

The Company has an amended membership agreement with FINRA and will not claim an exemption from Rule 15c3-3 of the U.S. Securities and Exchange Commission act of 1934, in reliance on Footnote 74 to SEC Release No. 34-70073. The Company does not hold funds or securities for customers, and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

5. Property and Equipment

Property and equipment consists of the following at December 31, 2023:

Leasehold improvements	$	28,934
Computer equipment		48,801
Furniture and fixtures		171,688
		249,423
Less accumulated depreciation and amortization		(193,515)
	$	55,908

6. Commitments and Contingencies

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2023. The Company does not have any guarantees or other commitments as of December 31, 2023.

Operating Leases:

The Company leases office space in San Francisco and New York City under non-cancelable operating leases which expire in October 2026 and March 2025, respectively. On October 28, 2023, the Company signed an extension to the San Francisco lease, extending the lease for an additional 25 months.

The lease agreements contain scheduled rent increases and are classified as operating leases under Topic ASC 842 Leases. The ROU assets are amortized ratably over the term of the leases. Lease expense under the operating leases, including interest on the operating lease liabilities, was $610,959 in 2023. This is included on the statement of operations within the occupancy and related expense item.

At December 31, 2023, the ROU assets had a balance of $1,244,972, as shown in assets on the statement of financial condition. The lease liabilities have a balance of $1,301,672 and are included on the statement of financial condition. The ROU assets and liabilities were calculated using a discount rate of 5%. At December 31, 2023, the weighted-average remaining lease term was 2.5 years and the weighted-average discount rate was 5%, which is the Company's incremental borrowing as the implicit interest rate in the lease is not readily determinable.

Estimated aggregate future minimum lease payments for the non-cancelable operating leases are as follows:

Years ending December 31:	
2024	$ 630,035
2025	430,828
2026	316,954
Total minimum lease payments	1,377,817
Less amount representing interest	(76,145)
Present value of operating lease liabilities	$ 1,301,672

6. Commitments and Contingencies (continued)

Letters of Credit:

At December 31, 2023, the Company has letters of credit in the favor of its New York and San Francisco office landlords. The New York office letter of credit is in the amount of $79,646, expiring March 2025. The San Francisco office letter of credit is in the amount of $100,000 and expires in October 2026.

7. Employee Benefit Plan

The Company has a profit sharing/401(k) plan for the benefit of its employees. The plan covers all eligible employees, and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company may also make a discretionary contribution. For the year ended December 31, 2023, the Company contributed $218,840 relating to the 2022 calendar year, and has accrued $230,000 for the 2023 calendar year, which will be paid in 2024.

SUPPLEMENTARY INFORMATION

Union Square Advisors LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2023

Computation of net capital			
Member's equity at December 31, 2023		$	5,883,283
Non-allowable assets			(2,670,907)
Net capital before haircut on securities position			3,212,376
Haircut on securities			(24,446)
Net capital		$	3,187,930
Aggregate indebtedness		$	732,860
Computation of net capital requirement			
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$	48,857
Minimum dollar net capital requirement	(B)	$	5,000
Net capital requirement (greater of (A) or (B))		$	48,857
Excess net capital (net capital, less net capital requirement)		$	3,139,073
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$	3,114,644
Ratio of aggregate indebtedness to net capital			0.2299

There are no material differences between the amounts preceding computation and the Company's unaudited Part II of Form X17A-5 as of December 31, 2023.

Amended FOCUS report filed on February 22, 2024

Union Square Advisors LLC
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended December 31, 2023

The Company does not claim an exemption under paragraph (k) of 17. 17 C.F.R. § 240.15c3-3 and the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to C.F.R. § 240.17a-5.

The Company has complied with and met the identified requirements to rely on Footnote 74 of the SEC Release No. 34-70073.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member of
Union Square Advisors LLC

We have reviewed management's statements, included in the accompanying Union Square Advisors LLC's Exemption Report in which:

1) Union Square Advisors LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) Union Square Advisors LLC states Union Square Advisors LLC is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

   - Union Square Advisors LLC limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and

   - Union Square Advisors LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Union Square Advisors LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Union Square Advisors LLC's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Union Square Advisors LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Dallas, Texas
February 26, 2024

Union Square Advisors, LLC

SEA 15c3-3 EXEMPTION REPORT

FOR THE YEAR ENDING DECEMBER 31, 2023

Union Square Advisors, LLC is a registered broker-dealer subject to Rule 17a5 as promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C>F>R> 240.15c3-3, and
2. The Company is filing the Exemption Report in reliance on footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. 240.17a5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Harriet Britt, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By Harriet Britt

Chief Compliance Officer
February 26, 2024